SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 30, 2006

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and nine months ended

September 30, 2006

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (SEC) on April 28, 2006. As set out in note 7, we anticipate filing a Form 20-F/A shortly in relation to this Annual Report.

As a consequence, the Group’s current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA and adjusted EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

We define adjusted EBITDA as EBITDA adjusted for losses on termination of subsidiary undertakings.

EBITDA, adjusted EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, IFRS or US GAAP. Furthermore, EBITDA and adjusted EBITDA are not measurements of our financial performance under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or US GAAP.

We believe EBITDA and adjusted EBITDA facilitate operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA and adjusted EBITDA because we believe they are frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Business and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Group Limited (the “Company” or together with its subsidiaries, the “Group”) for the three and nine months ended September 30, 2006. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRIC interpretations issued and effective at the time of this report. There are no material differences for the Group between IFRS and IFRS as adopted for use in the EU.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Headquartered in London, Inmarsat has more than twenty-seven years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. The Group’s revenues, operating profit and adjusted EBITDA under IFRS for the three months ended September 30, 2006 were US$129.2 million, US$45.4 million and US$89.4 million, respectively (September 30, 2005: US$120.0 million, US$45.7 million, US$77.5 million respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Key Operational Developments

On September 4, 2006, Inmarsat and ACeS International Limited (“ACeS”) announced the signing and completion of collaboration arrangements to offer low-cost hand-held and fixed voice services, initially in the Asian market with extended coverage expected subsequently using the Inmarsat-4 satellites. Under the collaboration arrangements, Inmarsat will assume responsibility for satellite and network operations, wholesale service provision, as well as product and service development. ACeS will focus on distribution of MSS products in the important Asian land and maritime markets and will become a distributor of Inmarsat’s BGAN services.

As a result of these arrangements, Inmarsat took over the active base of approximately 10,000 terminals operated by ACeS, and 53 employees located at ACeS’ operational centre in Batam, Indonesia. Inmarsat will pay ACeS a total of US$15.0 million over five years, of which an initial payment of US$4.0 million was made on completion. The arrangements taken together constitute a business combination under IFRS 3, ‘Business Combinations’, and further appropriate disclosure will be made in the Group’s Annual Report on Form 20-F for the year ending December 31, 2006. Revenues in the land voice and maritime voice segments, as disclosed below, each contain an immaterial amount of revenue earned since completion.

To enable expanded hand-held coverage using the existing Inmarsat-4 satellites, Inmarsat will undertake a process of network upgrades and an accelerated modernization of the ACeS R190 hand-held satellite phone. This is expected to cost in the region of US$40 million to US$45 million over approximately the next two years.

Launch of third Inmarsat-4 satellite

Also on September 4, 2006, Inmarsat announced its intention to launch the third Inmarsat-4 satellite, targeting a launch date in late 2007. This satellite is already fully-built and tested and is currently in storage. Inmarsat expects that the cost of launching the third satellite will be in the region of US$130 million to US$150 million, primarily made up of the launch vehicle, launch insurance and the cost of an additional satellite access station to be located in the United States. Inmarsat believes the launch of the third satellite will be important to the success of a global hand-held service, but further believes that global Inmarsat-4 coverage will enhance the BGAN service and provide incremental opportunities for new broadband maritime and aeronautical services to be launched on the Inmarsat-4 satellites.

Interim dividends

On September 29, 2006 the Board declared and recorded an interim dividend of US$48.7 million to Inmarsat Holdings Ltd. Inmarsat plc (the ultimate parent company) paid an interim dividend to its shareholders on October 27, 2006.

Restructuring programme

In January 2006 the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. This involved 44 employees, the majority of whom had been involved in procuring, designing and supporting the manufacture of the Inmarsat-4 satellites and related ground infrastructure. Costs of US$6.8 million were recognized as an expense for the three months ended March 31, 2006 in respect of redundancy and other restructuring costs. The bulk of the restructuring costs have now been paid with a provision of US$1.4 million remaining on the balance sheet at September 30, 2006.

Restatement of 2005 results

The results for 2005 have been restated in accordance with IFRS as adopted for use in the EU following the Group’s adoption of IFRS in reporting its annual results for the year ended December 31, 2005. See note 6 for discussion of differences.

Additionally, the reconciliations of net equity and net income to US GAAP for December 31, 2005 and the year ended at that date, as set out in note 7, have been restated to reflect an error identified in the calculation of the reconciling items relating to deferred taxation. This error resulted in an overstatement of the US GAAP deferred taxation charge for the year ended December 31, 2005 of US$9.0 million and an understatement of US GAAP net equity of US$16.6 million. A Form 20-F/A reflecting this restatement will be filed with the SEC shortly.

Revenues

Revenues for the three months ended September 30, 2006 were US$129.2 million, an increase of US$9.2 million, or 7.7%, compared with the three months ended September 30, 2005. Revenues excluding subsidiaries disposed of during 2005 increased by 10.4%, from US$117.0 million to US$129.2 million. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Revenues
Maritime sector:
Voice services	25.5	24.6	75.7	76.5
Data services	47.1	42.5	138.0	124.7

Total maritime sector	72.6	67.1	213.7	201.2
Land sector:
Voice services	4.6	5.6	15.3	18.0
Data services	25.8	23.3	74.7	76.7

Total land sector	30.4	28.9	90.0	94.7
Aeronautical sector	8.0	5.7	22.4	16.3
Leasing (incl. navigation)	16.3	14.1	43.6	45.1

Total mobile satellite communication services	127.3	115.8	369.7	357.3

Subsidiary revenues	—	3.0	—	11.8
Other income	1.9	1.2	5.4	4.5

Total revenue	129.2	120.0	375.1	373.6

	As at September 30,
	2006	2005
	(000’s)
Active terminals(1)(2)
Maritime	137.3	120.6
Land	82.1	76.2
Aeronautical	7.4	6.6

Total active terminals	226.8	203.4

(1)	Active terminals are the number of subscribers (BGAN and R-BGAN) or terminals that have been used to access services at any time during the preceding twelve-month period (other services except hand-held) registered at September 30. Active hand-held terminals are the average number of terminals active on a daily basis during the period.
(2)	Active terminals as at September 30, 2006 include 10,388 ACeS terminals and 5,547 BGAN subscribers (as at September 30, 2005: nil and nil, respectively). The average daily active number of hand-held SIM cards was 14,274.

During the three months ended September 30, 2006, revenues from mobile satellite communication services were US$127.3 million, an increase of US$11.5 million, or 10%, compared with the three months ended September 30, 2005. Growth has been strong in all sectors as a result of continued success in the newer services such as Fleet and Swift 64 and following the launch of BGAN in December 2005. The maritime, land, aeronautical and leasing sectors accounted for 57%, 24%, 6% and 13% of total revenues from mobile satellite communication services respectively during the three months ended September 30, 2006. Active terminal numbers have increased by 12% between September 30, 2005 and September 30, 2006 through growth in the maritime and aeronautical sectors plus the addition of ACeS hand-held terminals in September 2006.

Maritime Sector. During the three months ended September 30, 2006, revenues from the maritime sector were US$72.6 million, an increase of US$5.5 million, or 8%, compared with the three months ended September 30, 2005. This principally reflects an increase in data revenues.

Revenues from data services in the maritime sector during the three months ended September 30, 2006 were US$47.1 million, an increase of US$4.6 million, or 11%, compared with the three months ended September 30, 2005. The increase in revenues from data services reflects greater demand, as a result of the continued take-up and strong usage of our Fleet services. Demand for Fleet terminals has also been driven by growth in the global shipping fleet new-build market.

Revenues from voice services in the maritime sector during the three months ended September 30, 2006 were US$25.5 million, an increase of US$0.9 million or 4% compared with the three months ended September 30, 2005. Historically our voice revenues for the maritime sector have been affected by the migration of users from our higher-priced analogue service to our lower-priced digital services and to a lesser extent by competition. This has been more than offset by growth in both our newer Fleet service and various promotions we have initiated to respond to increased competition in certain of our established services.

Land Sector. In the three months ended September 30, 2006, revenues from the land sector were US$30.4 million, an increase of US$1.5 million, or 5%, compared with the three months ended September 30, 2005.

Revenues from data services in the land sector during the six months ended September 30, 2006 were US$25.8 million, an increase of US$2.5 million, or 11%, compared with the three months ended September 30, 2005. The increase is a result of the strong demand and usage of R-BGAN across the Inmarsat-4 F1 and F2 satellite footprints and by growing traffic from the new BGAN service. This was partially offset by the decline in GAN high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT.

Revenues from voice services in the land sector during the three months ended September 30, 2006 were US$4.6 million, a decrease of US$1.0 million, or 18%, compared with the three months ended September 30, 2005. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for the mini-M and large antenna mini-M services, from operators of hand-held satellite telephones who offer lower-priced voice services.

Revenues from BGAN services during the nine months ended September 30, 2006 are set out in the table below. These figures include voice, data and subscription revenues. As at September 30, 2006 there were 5,547 active BGAN subscribers.

	Three months ended			Nine months ended
	March 31, 2006	June 30, 2006	September 30, 2006	September 30, 2006
BGAN Services
Revenues (US$ in millions)	0.5	1.6	3.2	5.3
Active subscribers	2,113	3,367	5,547	5,547

Aeronautical Sector. During the three months ended September 30, 2006, revenues from the aeronautical sector were US$8.0 million, an increase of US$2.3 million, or 40%, compared with the three months ended September 30, 2005. The increase continues to be attributed primarily to the Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing. During the three months ended September 30, 2006, revenues from leasing were US$16.3 million, an increase of US$2.2 million, or 16%, compared with the three months ended September 30, 2005 as a result of a new aeronautical Swift 64 lease.

Subsidiary revenues. Following the disposal of Invsat Limited and the business and assets of Rydex Corporation Limited in September 2005 and October 2005 respectively, subsidiary revenues were US$nil for the three months ended September 30, 2006, compared to US$3.0 million in the three months ended September 30, 2005.

Other income. Other income was US$1.9 million for the three months ended September 30, 2006, an increase of US$0.7 million, or 58%, compared with the three months ended September 30, 2005 as a result of the provision of additional in-orbit support services. Other income consists primarily of income from the provision of conference facilities, renting surplus office space, fees for in-orbit support services and revenue from sales of R-BGAN end user terminals.

Seasonality. Revenues are impacted by volume discounts that increase over the course of the financial year. There are lower discount levels in early quarters representing the minimum annual discount and higher discount levels in later quarters, as distribution partners meet specific volume thresholds, resulting in lower prices beyond the level of the minimum annual discount. Additionally, in 2006 and future years, the total amount of volume discounts will be affected by the merger of Xantic B.V. with Stratos Global Corporation which serves to increase the amount of revenues attributed to a single distribution partner.

Net operating costs

Net operating costs in the three months ended September 30, 2006 were US$39.8 million, a decrease of US$2.7 million or 6.4% compared to the three months ended September 30, 2005. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Employee benefits costs	(21.2)	(24.0)	(62.6)	(68.4)
Restructuring costs including termination benefits	—	—	(6.8)	—
Network and satellite operations costs	(8.0)	(7.8)	(23.0)	(31.8)
Other operating costs	(13.1)	(16.8)	(39.7)	(44.8)
Work performed by the Group and capitalized	2.5	6.1	9.3	20.1

Total net operating costs	(39.8)	(42.5)	(122.8)	(124.9)

Employee benefits costs

Employee benefits costs during the three months ended September 30, 2006 were US$21.2 million, a decrease of US$2.8 million, or 11.7% compared with the three months ended September 30, 2005. This is partly the result of a reduction in subsidiary employee benefits costs of US$1.3 million following the disposal of Invsat Limited and the business and assets of Rydex Corporation Limited in September 2005 and October 2005 respectively. The remainder of the decrease can primarily be attributed to the headcount reduction arising from the restructuring process announced in January 2006. Total full-time equivalent headcount at September 30, 2006 was 436, compared to 412 (excluding subsidiaries) at September 30, 2005. Headcount at September 30, 2006 included 53 staff whose employment was assumed by the Group as a result of the ACeS collaboration arrangement.

Network and satellite operations costs

Network and satellite operations costs during the three months ended September 30, 2006 were US$8.0 million compared to US$7.8 million during the three months ended September 30, 2005.

Other operating costs

Other operating costs during the three months ended September 30, 2006 were US$13.1 million, a decrease of US$3.7 million, or 22.0%, compared with the three months ended September 30, 2005.

In the three months ended September 30, 2005, the Group incurred subsidiary operating costs of US$2.0 million. Following the disposal of these operations in the second half of 2005, no such costs were incurred in the three months ended September 30, 2006. Additionally, in the three months ended September 30, 2005, the Group recorded an exchange loss of US$0.6 million included within other operating costs (2006: US$0.3 million).

Work performed by the Group and capitalized

Own work capitalized during the three months ended September 30, 2006 was US$2.5 million, a decrease of US$3.6 million, or 59.0%, compared with the three months ended September 30, 2005. Capitalizable expenditure has decreased following the successful launches of the two Inmarsat-4 satellites, and commencement of the BGAN services.

EBITDA and adjusted EBITDA

As a result of the factors discussed above, adjusted EBITDA for the three months ended September 30, 2006 was US$89.4 million, an increase of US$11.9 million, or 15.4%, compared with the three months ended September 30, 2005. Adjusted EBITDA margin has increased to 69.2% for the three months ended September 30, 2006 compared to 64.6% for the three months ended September 30, 2005.

Set forth below is a reconciliation of profit for the period to EBITDA and adjusted EBITDA for each of the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Profit for the period	11.2	2.2	42.8	16.8
Add back:
Income tax expense	15.8	4.3	32.1	14.6
Net interest payable	18.4	39.2	58.1	135.8
Depreciation and amortization	44.0	29.0	119.3	78.7

EBITDA	89.4	74.7	252.3	245.9

Losses on termination of subsidiary undertakings	—	2.8	—	2.8

Adjusted EBITDA	89.4	77.5	252.3	248.7

Impact of disposal of subsidiaries

In September 2005 and October 2005 the Group disposed of its interests in Invsat Limited and Rydex Corporation Limited respectively. These businesses contributed the following amounts to the results for the three and nine months ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Revenue	—	3.0	—	11.8
Employee benefits costs	—	(1.3)	—	(4.4)
Other operating costs	—	(2.0)	—	(7.7)

EBITDA	—	(0.3)	—	(0.3)

Depreciation and amortization

During the three months ended September 30, 2006, depreciation and amortization was US$44.0 million, an increase of US$15.0 million, or 51.7%, compared with the three months ended September 30, 2005. The increase relates principally to the additional depreciation on the second Inmarsat-4 satellite following commencement of commercial service in February 2006, in addition to various elements of the Inmarsat-4 and BGAN ground infrastructure which are also now being depreciated. Furthermore, the three months ended September 30, 2006 also includes accelerated depreciation of US$2.9 million to reflect the planned closure of the Land Earth Station at Goonhilly (previously operated by Stratos Global Corporation, and following the merger of that company with Xantic B.V.).

Operating profit

As a result of the factors discussed above, operating profit during the three months ended September 30, 2006 was US$45.4 million, a decrease of US$0.3 million, or 0.7%, compared with the three months ended September 30, 2005 accounted for by increased revenues and decreased operating costs offset by the higher depreciation charge.

Net interest payable

Interest payable for the three months ended September 30, 2006 was US$20.3 million, a decrease of US$20.7 million compared with the three months ended September 30, 2005. Following the listing of Inmarsat plc’s shares on the London Stock Exchange in June 2005, the Group restructured its debt facilities and made significant debt repayments. Interest payable in the three months ended September 30, 2005 included a write-off of deferred financing costs of US$6.1 million and a redemption premium of US$12.7 million in connection with the repayment of 35% of the aggregate principal amount of the 7 5/8% Senior Notes due 2012 following the IPO of Inmarsat plc in June 2005.

Interest receivable for the three months ended September 30, 2006 was US$1.9 million, an increase of US$0.1 million compared with the three months ended September 30, 2005.

Profit before tax

During the three months ended September 30, 2006, profit before tax was US$27.0 million, an increase of US$20.5 million compared with the three months ended September 30, 2005 with higher depreciation charges offset in part by lower net interest costs following the favorable restructuring of the Group’s debt portfolio.

Income tax expense

The tax charge for the three months ended September 30, 2006 was US$15.8 million, compared to US$4.3 million for the three months ended September 30, 2005. The tax charge for the three months ended September 30, 2006 includes a charge of US$5.6 million made following a review of certain historic tax provisioning positions. The remainder of the increase in the tax charge is largely driven by an increase in profit.

The decrease in effective tax rate is due to significant disallowable expenses having been incurred during the three months ended September 30, 2005, offset by the effect of the charge relating to historic positions discussed above.

Liquidity and capital resources

The Group had net borrowings at September 30, 2006 of US$1,205.5 million primarily comprising Senior Credit Facility drawings of US$250.0 million, Senior Notes of US$256.8 million (net of US$53.6 million Senior Notes held by the Group, being 17% of the aggregate principal amount outstanding), subordinated parent company loan of US$666.4 million and deferred satellite payments of US$63.3 million, net of cash and cash equivalents and short-term deposits of US$46.0 million. See note 5. The total borrowings figures given in note 5 can be reconciled to the net borrowings figure above as follows:

	As at September 30,	As at December 31,
	2006	2005
	(US$ in millions)
Total Borrowings	1,251.5	1,258.8
Cash and cash equivalents	(46.0)	(35.1)

Net Borrowings	1,205.5	1,223.7

Net cash from operating activities during the three months ended September 30, 2006 was US$85.5 million compared to US$100.1 million during the three months ended September 30, 2005. The decrease primarily relates to working capital movements.

Net cash used in investing activities during the three months ended September 30, 2006 was US$35.7 million compared with US$49.9 million for the three months ended September 30, 2005, reflecting the Group’s continued capital expenditure for the construction of the Group’s Inmarsat-4 satellites and associated ground infrastructure. Included in cash used in investing activities during the three months ended September 30, 2006 was an initial payment of US$4.0 million on completion of the ACeS collaboration arrangements.

Net cash used in financing activities during the three months ended September 30, 2006 was US$15.2 million compared to US$224.4 million during the three months ended September 30, 2005. During the three months ended September 30, 2006 the Group paid US$15.2 million of interest costs on Senior Notes and Facilities, a decrease of US$16.9 million on 2005 as a result of the redemption premium recorded in the three months ended September 30, 2005 as discussed above. Net cash used in financing activities during the three months ended September 30, 2005 included US$167.1 million in connection with the partial redemption of Senior Notes due 2012.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Recent Events

In April 2006, three existing distribution partners commenced an arbitration proceeding contending that the Group’s appointment of a new distribution partner breached the terms of the commercial agreements between the Group and its existing distribution partners. The arbitration proceeding was held during the last week of September, 2006. The decision of the arbitrator is expected in the fourth quarter of 2006.

On October 26, 2006 Apax Partners France (“Apax”) announced that it had entered into a definitive agreement with Telenor ASA for the acquisition of Telenor Satellite Services (“TSS”), an Inmarsat LESO and BGAN Distribution Partner, by certain funds under its management. The transaction is subject to approval from the regulatory authorities. On July 24, 2006 Apax had announced an agreement whereby its funds would acquire France Telecom Mobile Satellite Communications SA (“FTMSC”), also an Inmarsat LESO and BGAN Distribution Partner, from France Telecom. The completion of this latter transaction was announced on November 6, 2006. Completion of a merger between TSS and FTMSC would mean the Group providing a higher level of discount under the volume discount scheme because of the higher total traffic volumes of the consolidated partners.

Subsequent to September 30, 2006 there have been no other material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Revenue	129.2	120.0	375.1	373.6
Employee benefits costs	(21.2)	(24.0)	(62.6)	(68.4)
Restructuring costs including termination benefits	—	—	(6.8)	—
Network and satellite operations costs	(8.0)	(7.8)	(23.0)	(31.8)
Other operating costs	(13.1)	(16.8)	(39.7)	(44.8)
Work performed by the Group and capitalized	2.5	6.1	9.3	20.1
Losses on termination of subsidiary undertakings	—	(2.8)	—	(2.8)
Depreciation and amortization	(44.0)	(29.0)	(119.3)	(78.7)

Operating profit	45.4	45.7	133.0	167.2
Interest receivable and similar income	1.9	1.8	6.4	10.3
Interest payable and similar charges	(20.3)	(41.0)	(64.5)	(146.1)

Net interest payable	(18.4)	(39.2)	(58.1)	(135.8)

Profit before income tax	27.0	6.5	74.9	31.4
Income tax expense	(15.8)	(4.3)	(32.1)	(14.6)

Profit for the period	11.2	2.2	42.8	16.8

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Profit for the period	11.2	2.2	42.8	16.8
Gains/(losses) on cash flow hedges	(1.8)	1.5	5.6	(8.5)
Movement in cumulative translation reserve	—	0.3	—	—
Actuarial gains/(losses) from pension and post-retirement healthcare benefits	—	—	7.1	(0.6)
Tax credited directly to equity	0.6	1.2	0.3	3.2

Total recognized income for the period	10.0	5.2	55.8	10.9

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)

	As at September 30, 2006	As at December 31, 2005
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,263.0	1,319.1
Intangible assets	530.3	524.5
Derivative financial instruments	1.0	—

	1,794.3	1,843.6

Current assets
Cash and cash equivalents	46.0	35.1
Trade and other receivables	180.3	147.8
Inventories	0.3	0.3
Derivative financial instruments	5.4	2.3

	232.0	185.5

Total assets	2,026.3	2,029.1

Liabilities
Current liabilities
Trade and other payables	209.9	173.3
Borrowings	36.7	11.3
Provisions	1.8	0.4
Current income tax liabilities	7.1	20.9
Derivative financial instruments	0.5	3.6

	256.0	209.5

Non-current liabilities
Other payables	13.3	33.8
Borrowings	1,203.7	1,234.6
Provisions	36.1	37.6
Deferred income tax liabilities	204.3	157.6
Derivative financial instruments	0.1	0.3

	1,457.5	1,463.9

Total liabilities	1,713.5	1,673.4

Net assets	312.8	355.7

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	19.7	11.4
Accumulated losses	(53.4)	(2.2)

Total shareholders’ equity	312.8	355.7

INMARSAT GROUP LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Cash flow from operating activities
Cash generated from operations	82.9	99.9	216.8	242.2
Interest received	2.7	0.8	4.1	9.8
Income taxes paid	(0.1)	(0.6)	(0.5)	(0.7)

Net cash inflow from operating activities	85.5	100.1	220.4	251.3

Cash flow from investing activities
Purchase of property, plant and equipment	(31.7)	(57.3)	(72.3)	(145.0)
Payment under ACeS collaboration arrangements	(4.0)	—	(4.0)	—
Disposal of subsidiary (net of transaction costs)	—	6.7	—	6.7
Short-term deposits	—	0.7	—	151.7

Net cash (used in)/ provided by investing activities	(35.7)	(49.9)	(76.3)	13.4

Cash flow from financing activities
Dividends paid	—	(24.7)	(52.8)	(24.7)
Purchase of Senior Notes	—	—	(43.6)	—
Interest paid on Senior Notes and Facilities	(15.2)	(32.1)	(35.6)	(73.4)
Repayments of previous Senior Credit Facility	—	—	—	(737.5)
Repayments of Senior Notes	—	(167.1)	—	(167.1)
Net proceeds from issue of ordinary shares	—	—	—	311.9
Net proceeds from new Senior Credit Facility	—	(0.4)	—	244.4
Interest paid on finance leases	—	(0.1)		(0.1)
Principal payments under finance leases	—	—	—	(0.1)

Net cash used in financing activities	(15.2)	(224.4)	(132.0)	(446.6)

Foreign exchange adjustment	(0.4)	(0.4)	(0.4)	(0.2)

Net increase/(decrease) in cash and cash equivalents	34.2	(174.6)	11.7	(182.1)

Movement in cash and cash equivalents
At beginning of period	11.7	217.9	34.2	225.4
Net increase/(decrease) in cash and cash equivalents	34.2	(174.6)	11.7	(182.1)

As reported on balance sheet (net of bank overdrafts)	45.9	43.3	45.9	43.3

At end of period, comprising
Cash at bank and in hand	1.1	2.1	1.1	2.1
Short-term deposits with original maturity of less than 3 months	44.9	41.8	44.9	41.8
Bank overdrafts	(0.1)	(0.6)	(0.1)	(0.6)

	45.9	43.3	45.9	43.3

Notes to the Condensed Consolidated Financial Statements

1. General information

The principal activity of Inmarsat Group Limited and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on November 14, 2006.

2. Principal accounting policies

Basis of preparation

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS as adopted for use in the EU. There are no material differences for the Group between IFRS and IFRS as adopted for use in the EU.

The unaudited Group results for the three and nine months ended September 30, 2006 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages F1-F54 of the Consolidated Financial Statements for the year to December 31, 2005 as filed with the SEC on Form 20-F on April 28, 2006.

The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS, save as disclosed in note 7. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The consolidated balance sheet as at December 31, 2005, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

During the three months ended June 30, 2006, the Group amended the accounting treatment for lease payments on its headquarters building to show these on a straight-line basis rather than as incurred. The income statement for the nine months ended September 30, 2006 therefore includes a non-recurring and non-cash charge of US$2.1 million to reflect the costs of this change for the full year 2005. The tax charge for the three months ended September 30, 2006 includes a charge of US$5.6 million made following a review of certain historic tax provisioning positions. These amounts are not considered material for restatement of 2005 figures.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ in the three and nine months ended September 30, 2006 principally comprises income from the provision of conference facilities and leasing surplus office space to external organizations.

‘Other’ in the three and nine months ended September 30, 2005 principally comprises the results of the subsidiaries, Invsat and Rydex, which were disposed of in the second half of 2005 in addition to income from the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format – business segments

	Three months ended September 30, 2006 (unaudited)				Three months ended September 30, 2005 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Elimination	Total
	(US$ in millions)
Revenue	127.6	1.6	—	129.2	116.9	3.1	—	—	120.0

Segment result (operating profit)	48.0	(2.6)	—	45.4	49.8	(4.1)	—	—	45.7
Net interest charged to the income statement	—	—	(18.4)	(18.4)	—	—	(39.2)	—	(39.2)

Profit before income tax				27.0					6.5
Income tax expense				(15.8)					(4.3)

Profit for the period				11.2					2.2

Segment assets	1,980.3	—	46.0	2,026.3	1,962.3	0.6	44.2	2.4	2,009.5
Segment liabilities	(261.7)	—	(1,451.8)	(1,713.5)	(227.7)	(0.7)	(1,437.6)	(0.7)	(1,666.7)
Capital expenditure	(7.9)	—	—	(7.9)	(92.2)	—	—	—	(92.2)
Depreciation	(40.8)	—	—	(40.8)	(25.8)	(0.2)	—	—	(26.0)
Amortization of intangible assets	(3.2)	—	—	(3.2)	(3.0)	—	—	—	(3.0)

	Nine months ended September 30, 2006 (unaudited)				Nine months ended September 30, 2005 (unaudited)
	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Elimination	Total
	(US$ in millions)
Revenue	370.7	4.4	—	375.1	358.4	15.2	—	—	373.6

Segment result (operating profit)	134.3	(1.3)	—	133.0	170.1	(2.9)	—	—	167.2
Net interest charged to the income statement	—	—	(58.1)	(58.1)	—	—	(135.8)	—	(135.8)

Profit before income tax				74.9					31.4
Income tax expense				(32.1)					(14.6)

Profit for the period				42.8					16.8

Segment assets	1,980.3	—	46.0	2,026.3	1,962.3	0.6	44.2	2.4	2,009.5
Segment liabilities	(261.7)	—	(1,451.8)	(1,713.5)	(227.7)	(0.7)	(1,437.6)	(0.7)	(1,666.7)
Capital expenditure	(54.7)	—	—	(54.7)	(233.0)	—	—	—	(233.0)
Depreciation	(106.0)	—	—	(106.0)	(69.4)	(0.7)	—	—	(70.1)
Amortization of intangible assets	(13.3)	—	—	(13.3)	(8.6)	—	—	—	(8.6)

4. Net interest payable

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(US$ in millions)
Interest on Senior Notes and Senior Credit Facilities	(9.1)	(10.2)	(29.0)	(49.5)
Interest on subordinated parent company loan	(9.0)	(10.3)	(26.5)	(47.5)
Pension and post retirement liability finance costs	(0.6)	—	(4.0)	—
Unwinding of discount on deferred satellite liabilities	(0.8)	(0.9)	(2.8)	(2.0)
Amortization of debt issue costs	(0.7)	(0.7)	(1.9)	(6.7)
Interest and facility fees payable on bank loans, overdrafts and finance leases	(0.1)	—	(0.3)	(0.1)
Previous Senior Credit Facility deferred debt issue costs written off	—	—	—	(19.9)
Deferred debt issue costs written off and redemption premium paid on repayment of 35% of the Senior Notes due 2012	—	(18.8)	—	(18.8)
Interest rate swap	—	—	—	(1.4)
Other interest payable		(0.1)	—	(0.2)

Total interest payable and similar charges	(20.3)	(41.0)	(64.5)	(146.1)

Bank interest receivable and other interest	1.1	0.8	4.4	5.9
Interest rate swap	0.8	—	2.0	—
Realized gain on amendment to interest rate swap	—	—	—	3.4
Senior Notes premium written off	—	1.0	—	1.0

Total interest receivable and similar income	1.9	1.8	6.4	10.3

Net interest payable	(18.4)	(39.2)	(58.1)	(135.8)

5. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at September 30, 2006			As at December 31, 2005
	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
	(US$ in millions)
Senior Credit Facility	250.0	(1.8)	248.2	250.0	(2.3)	247.7
Subordinated parent company loan – principal	666.4	—	666.4	649.1	—	649.1
– interest	13.7	—	13.7	4.5	—	4.5
Senior Notes	256.8	(9.3)	247.5	300.4	(10.6)	289.8
Premium on Senior Notes	1.2	—	1.2	1.3	—	1.3
Deferred satellite payments	63.3	—	63.3	52.6	—	52.6
Bank overdrafts	0.1	—	0.1	0.9	—	0.9

Total Borrowings	1,251.5	(11.1)	1,240.4	1,258.8	(12.9)	1,245.9

6. Reconciliation of loss previously reported under UK GAAP to profit under IFRS for the three and nine months ended September 30, 2005

Reconciliation of loss under UK GAAP to profit under IFRS for the three and nine months ended September 30, 2005:

	Three months ended September 30, 2005
	UK GAAP	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	120.0	—		120.0
Employee benefits costs	(24.0)	—		(24.0)
Network and satellite operations costs	(7.8)	—		(7.8)
Other operating costs	(16.7)	(0.1	)(a)	(16.8)
Work performed by the Group and capitalized	6.1	—		6.1
Loss on termination of subsidiary undertaking	(2.8)	—		(2.8)
Depreciation and amortization	(33.9)	4.9	(b)	(29.0)

Operating profit	40.9	4.8		45.7
Interest receivable	1.8	—		1.8
Interest payable and similar charges	(41.0)	—		(41.0)

Net interest payable	(39.2)	—		(39.2)

Profit before income tax	1.7	4.8		6.5
Income tax expense	(5.2)	0.9	(a),(c)	(4.3)

(Loss)/profit for the period	(3.5)	5.7		2.2

	Nine months ended September 30, 2005
	UK GAAP	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	373.6	—		373.6
Employee benefits costs	(68.4)	—		(68.4)
Network and satellite operations costs	(31.8)	—		(31.8)
Other operating costs	(43.7)	(1.1	)(a)	(44.8)
Work performed by the Group and capitalized	20.1	—		20.1
Loss on termination of subsidiary undertaking	(2.8)	—		(2.8)
Depreciation and amortization	(93.8)	15.1	(b)	(78.7)

Operating profit	153.2	14.0		167.2
Interest receivable	10.3	—		10.3
Interest payable and similar charges	(146.1)	—		(146.1)

Net interest payable	(135.8)	—		(135.8)

Profit before income tax	17.4	14.0		31.4
Income tax expense	(17.5)	2.9	(a),(c)	(14.6)

(Loss)/profit for the period	(0.1)	16.9		16.8

(a)	Foreign currency translation

In applying IAS 39, ‘Financial Instruments: Recognition and Measurement’ the Group is required to recognize on the balance sheet all cash flow and fair value hedges previously not recognized under UK GAAP. The movements in fair value of ineffective hedges are taken through the income statement.

(b)	Intangible assets

In adopting IAS 38, ‘Intangible assets’ the Group does not amortize goodwill, instead it is subject to an annual impairment review. Under UK GAAP goodwill was amortized over 20 years.

(c)	Deferred income tax

The scope of IAS 12, ‘Income taxes’ is wider than the corresponding UK GAAP standard, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP. As a result, the Group’s IFRS opening Balance Sheet at January 1, 2004 included additional deferred tax liabilities in respect of differences between the carrying value and tax written down value of the Group’s assets. These are being unwound over six years, being the estimated average remaining useful life of these assets at that time.

7. Summary of differences between IFRS and United States GAAP

The condensed consolidated financial statements have been prepared in accordance with accounting principles under IFRS, which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the condensed consolidated financial statements, as well as different disclosures required by US GAAP. Further details on these differences between IFRS and US GAAP are set forth in Note 34 of our consolidated financial statements for the year ended December 31, 2005 as filed with the SEC on Form 20-F. As noted below, a Form 20-F/A will shortly be filed with the SEC.

The following table contains a summary of the adjustments to profit for the financial year/period between IFRS and US GAAP:

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2006	2005 (as restated)	2006	2005 (as restated)	2005 (as restated)
	(US$ in millions)
Profit for the financial period as reported under IFRS	11.2	2.2	42.8	16.8	34.9
US GAAP adjustments:
Pension plans	0.1	(0.2)	1.2	(0.7)	(5.0)
Financial instruments	0.1	0.4	0.5	4.6	4.8
Deferred taxation	3.3	(0.3)	(2.0)	(9.8)	(15.7)
Facility fees	—	(10.8)	(2.5)	(8.7)	2.5
Development costs	(0.3)	(3.1)	(1.5)	(5.7)	(18.5)
Amortization on development costs	0.3	0.3	0.8	0.9	1.6
Depreciation on tangible fixed assets	(0.3)	(0.4)	(1.0)	(1.0)	(1.0)
UK National Insurance on stock options	0.2	—	0.7	—	2.2
Capitalized interest	5.9	17.1	20.8	55.0	75.0
Deferred income on sale of tangible assets	0.8	(0.2)	4.3	0.6	0.8
Network and satellite costs and amortization	0.1	2.0	0.4	2.0	(8.7)
Amortization of other intangibles	(0.4)	(0.4)	(1.1)	(1.1)	(1.5)
Cumulative translation adjustment upon disposal of subsidiary	—	1.7	—	1.7	1.7

Total US GAAP adjustments	9.8	6.1	20.6	37.8	38.2

Net income under US GAAP	21.0	8.3	63.4	54.6	73.1

The following table contains a summary of the adjustments to shareholders’ funds between IFRS and US GAAP:

	As at September 30,	As at December 31,
	2006	2005 (as restated)
	(US$ in millions)
Total shareholders’ funds as reported under IFRS	312.8	355.7
US GAAP adjustments:
Pension plans	16.6	15.8
Deferred taxation	(52.2)	(48.2)
Facility fees	—	2.5
Development costs	(61.7)	(61.1)
Tangible assets	3.7	4.7
Goodwill	(155.2)	(155.2)
UK National Insurance on stock options	2.9	2.2
Network and satellite costs	(8.0)	(8.4)
Deferred income on sale of tangible assets	(53.0)	(57.3)
Capitalized interest	163.3	142.5
Other intangible assets	72.2	73.3

Total US GAAP adjustments	(71.4)	(89.2)

Shareholders’ equity under US GAAP	241.4	266.5

The reconciliations of net income above for the three and nine months ended September 30, 2005, the year ended December 31, 2005 (as restated) and the reconciliation of net equity as at December 31, 2005 (as restated) reflect the correction of an error in the calculation of the US GAAP deferred taxation balances for these periods. This error resulted in an overstatement of the US GAAP deferred tax charge for the year ended December 31, 2005 of US$9.0 million, and an understatement of net equity as at December 31, 2005 of US$16.6 million. A Form 20-F/A correcting these errors will be filed with the SEC shortly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 15, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: November 15, 2006	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer